SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

2011: Net Income of R$ 33.3 billion

Rio de Janeiro, February 9th, 2012 – Petróleo Brasileiro S.A. - Petrobras discloses its consolidated results for the fourth quarter and for the 2011 fiscal year, according to international financial reporting standards (IFRS).

The Company’s net income in 2011 was R$ 33.3 billion (R$ 2.55 per share) 5% lower than its 2010 net income of R$ 35.2 billion (R$ 3.57 per share). Gross profit was R$ 77.2 billion in 2011, 1% higher than its 2010 gross profit of (R$ 76.2 billion).

Despite higher domestic sales of 6% as compared to 2010, notably higher sales of diesel oil (+9%), gasoline (+24%) and Jet Fuel (+12%), higher operating expenses and higher purchase costs of oil and imports of oil products, contributed for the lower figures.

In the segmented result, higher oil prices and output in 2011 affected the result of the Exploration & Production (E&P) segment. However, the Supply segment was negatively affected because of higher oil prices.

Net Income per segment (R$ million) 1

Segments(1)	2011	2010
Exploration & Production	40,594	29,691
Supply	(9,955)	3,729
Other Segments(2)	6,076	3,746

                                           (1) Includes intersegment transactions that are eliminated for calculating the Company’s profit

                                           (2) Excluding Corporate Segment

Investments in 2011 totaled R$ 73 billion, of which most went to the E&P (47%) and Supply (37%) segments. Cash flow from operating activities continued to be the main source of financing of investments and reached R$ 56 billion for the year.

Furthermore, the Company announces that its 2012 Annual Business Plan of R$ 87,545 million was approved. The table below shows planned investment amounts per segment.

2012 Annual Business Plan

Segments	Investments R$ Million	%
Exploration & Production	41,838	47,8%
Supply	33,010	38%
Gas & Energy	4,400	5,0%
International	4,161	4,8%
Distribution	1,361	1,6%
Biofuels	1,339	1,5%
Corporate	1,436	1,6%
TOTAL	87,545	100%

www.petrobras.com.br/ri

    Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.